UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

PEDEVCO CORP.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

70532Y204
(CUSIP Number)

Clark R. Moore
4125 Blackhawk Plaza Circle
Suite 201
Danville, California 94506
(855) 733-2685
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 9, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person Michael L. Peterson
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,175,348 shares of common stock (1)
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 1,175,348 shares of common stock (1)
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,348 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person IN

(1)	Includes 436,758 shares of common stock underlying options, 12,806 shares held by a family trust and 26,668 shares of common stock held by minor children.

 EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Schedule 13D as filed on August 6, 2012 (the “Schedule 13D”) is being filed with the Securities and Exchange Commission (the “SEC”) with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of PEDEVCO CORP., a Texas corporation formerly named Blast Energy Services, Inc. (the “Company”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment is being filed to amend Items 3, 4 and 5 of the Schedule 13D as set forth below:

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 4 is incorporated by reference into this Item 3.

Item 4.  Purpose of the Transaction

On July 27, 2012, the Company completed the transactions contemplated by an Agreement and Plan of Merger dated January 13, 2012 (the "Merger Agreement") among the Company, Blast Acquisition Corp., a wholly owned Nevada subsidiary of the Company ("MergerCo"), and Pacific Energy Development Corp., a privately held Nevada corporation ("PEDCO").  Pursuant to the Merger Agreement and effective July 27, 2012, MergerCo was merged with and into PEDCO (the "Merger"), with PEDCO continuing as the surviving entity and becoming a wholly owned subsidiary of the Company.

Prior to the completion of the Merger, the Reporting Person held securities issued by PEDCO.  Pursuant to the terms of the Merger Agreement and effective upon the completion of the Merger, the Reporting Person acquired beneficial ownership of certain of the securities that are the subject of this Schedule 13D in exchange for his securities issued by PEDCO.

On December 5, 2012, Mr. Peterson gifted 16,667 shares to a third party.

On August 9, 2013, Mr. Peterson was issued 325,000 restricted shares of the Company’s common stock, which are subject to forfeiture.  40% vest on the six month anniversary of the grant date; 15% vest on the 18 month anniversary of the grant date; 15% vest on the 24 month anniversary of the grant date; 15% vest on the 30 month anniversary of the grant date and the balance (15%) vest on the 36 month anniversary of the grant date, in each case, as long as Mr. Peterson remains an employee of, or a consultant to, the Company.

The Reporting Person acquired such securities for investment purposes. Depending upon market conditions and other factors that the Reporting Person deems material, after the date of this Schedule 13D the Reporting Person may purchase additional shares of Common Stock or other securities of the Company in the open market, in private transactions or from the Company, or may dispose of all or a portion of the shares of Common Stock or other securities of the Company that he now owns or hereafter may acquire.  The Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions.  The Reporting Person reserves the right to formulate plans or make proposals, and take such actions with respect to his investment in the Company, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as he may determine.

Item 5.  Interest in Securities of the Issuer

(a)           The aggregate percentage of shares of common stock (“Shares”) reported owned by each person named herein is based upon 22,499,578 Shares outstanding, which is the total number of Shares outstanding as of August 12, 2013.

As of the close of business on August 12, 2013, Mr. Peterson is deemed to beneficially own 1,175,348 Shares, including 436,758 Shares underlying Stock Options, constituting approximately 5.1% of the Shares outstanding.  12,806 of the Shares beneficially owned by Mr. Peterson are owned by a family trust which he is deemed to beneficially own and 26,668 of the Shares beneficially owned by Mr. Peterson are owned by his children who are minors, which Shares he is deemed to beneficially own.

This statement reports an aggregate of 1,175,348 Shares, including 436,758 Shares underlying Stock Options, constituting approximately 5.1% of the Shares outstanding.

(b)           Mr. Peterson has sole power to to vote or to direct the vote of and sole power to dispose or to direct the disposition of all 1,175,348 Shares, including 436,758 Shares underlying Stock Options.
(c)           See Item 4, above.
(d)           No person other than Mr. Peterson is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2013	/s/ Clark R. Moore, Attorney in Fact
Clark R. Moore, Attorney in Fact